CLEARLY CANADIAN BEVERAGE CORPORATION

ANNUAL AND SPECIAL GENERAL MEETING
TO BE HELD ON OCTOBER 28, 2008

NOTICE OF ANNUAL AND SPECIAL MEETING
AND
INFORMATION CIRCULAR

SEPTEMBER 29, 2008

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual and special general meeting of the shareholders of Clearly Canadian Beverage Corporation (the “Company”) will be held at Suite 1780 – 400 Burrard Street, Vancouver, British Columbia, on Tuesday October 28, 2008 at 10:00 a.m. At the meeting, the shareholders will consider resolutions to:

1.	To receive the audited annual financial statements of the Company for its fiscal year ended December 31, 2007;

2.	To fix the number of directors at four (4);

3.	To elect directors for the ensuing year;

4.	To appoint the auditors for the Company for the ensuing financial year and to authorize the directors to fix the remuneration to be paid to the auditors;

5.

To approve by special resolution the alteration of the Company’s Notice of Articles to create a class of 6,000,000 Class C Preferred Shares and to eliminate the Variable Multiple Voting Shares of the Company, both as set forth in Schedule “A” and as described in the Information Circular that accompanies this Notice under the heading “Particulars of Matters to be Acted Upon – Alteration of Authorized Capital and Issuance of Shares to Related Party”;

6.

To approve by special resolution an amendment to the Company’s Articles by adding special rights and restrictions attached to the Class C Preferred Shares, in the form set forth in Schedule “A” to the information circular that accompanies this Notice;

7.

To approve by special resolution the issuance of 6,000,000 Class C Preferred Shares to BG Capital Group, Ltd. as set forth in Schedule “A” and as described in the Information Circular that accompanies this Notice under the heading “Particulars of Matters to be Acted Upon – Alteration of Authorized Capital and Issuance of Shares to Related Party”; and

8.	To approve the transaction of such other business as may properly come before the Meeting.

All shareholders are entitled to attend and vote at the meeting in person or by proxy. The board of directors requests all shareholders who will not be attending the meeting in person to read, date and sign the accompanying proxy and deliver it to Computershare Investor Services Inc. by mail to 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, by telephone at 1-866-734-8683 or on the internet at www.investorvote.com. If a shareholder does not deliver a proxy to Computershare Investor Services Inc. by the close of business (Vancouver, British Columbia time) on Friday October 24th, 2008 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the meeting by proxy. Only shareholders of record at the close of business on Tuesday September 23, 2008 will be entitled to vote at the meeting.

An information circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 29th day of September, 2008.

ON BEHALF OF THE BOARD

BOBBY GENOVESE
CHIEF EXECUTIVE OFFICER

CLEARLY CANADIAN BEVERAGE CORPORATION
220 Viceroy Rd, Units 11/12
Vaughan, Ontario, L4K 3C2

INFORMATION CIRCULAR
(as at September 23, 2008 except as otherwise indicated)

SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation of proxies by the management of Clearly Canadian Beverage Corporation (the “Company”). The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual and special general meeting of the shareholders of the Company to be held on Tuesday October 28, 2008 (the “Meeting”), at the time and place set out in the accompanying notice of meeting (the “Notice of Meeting”). The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone or on the internet.

APPOINTMENT AND REVOCATION OF PROXY

The person named in the Proxy is an authorized representative of the Company. A shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed name and inserting the desired person’s name in the blank space provided. The completed Proxy should be delivered to Computershare Investor Services Inc., by mail to 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, by telephone at 1-866-734-8683 or on the internet at www.investorvote.com. If a shareholder does not deliver a proxy to Computershare Investor Services Inc. by the close of business (Vancouver, British Columbia time) on Friday October 24th, 2008 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the Meeting at which the Proxy is to be used).

The Proxy may be revoked by:

(a)	signing a proxy with a later date and delivering it at the time and place noted above;

(b)	signing and dating a written notice of revocation and delivering it at the time and to the place noted above; or

(c)	attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him. If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy as set out in this Circular. The Proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. A person is not a registered shareholder (a “Non-Registered Holder”) in respect of shares which are held either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited), of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder and must be completed, but not signed, by the Non-Registered Holder and deposited with Pacific Corporate Trust Company; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non- Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholder named in the form and insert the Non-Registered Holder’s name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

Additional Information for Non-Registered Shareholders

This Circular and accompanying materials (“Meeting Materials”) are being sent to both registered and beneficial owners of Common Shares. There are two kinds of beneficial holders of Common Shares – those who object to their name being made known to the Company (called OBOs or Objecting Beneficial Owners) and those who do not object to the Company knowing who they are (called NOBOs or Non-Objecting Beneficial Owners). Beginning on September 1, 2002, provided the Company complied with the applicable provisions of Canadian securities legislation, the Company could request and obtain a list of its NOBOs from intermediaries via the Transfer Agent. However, the list of NOBOs could not be used for the distribution of proxy-related materials directly to NOBOs prior to September 1, 2004. If you are a non-registered Shareholder and the Company or its agent has sent these Meeting Materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities legislation from the intermediary holding the Common Shares on your behalf.

In accordance with the requirements of applicable securities laws, the Company has distributed copies of the Meeting Materials to the clearing agencies and intermediaries for onward distribution to OBOs. As discussed above, intermediaries are required to forward the Meeting Materials to the OBOs unless in the case of certain proxy-related materials relating to routine business, the OBO has waived the right to receive such materials. As the matters related to herein are not considered routine business, OBOs will receive the Meeting Materials from the intermediaries. Should an OBO of Common Shares wish to vote at the Meeting in person, the OBO should follow the procedure in the request for voting instructions provided by or on behalf of the intermediary and request a form of legal proxy, which will grant the OBO the right to attend the Meeting and vote in person. OBOs should carefully follow the instructions of their intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.

Financial Statements

The audited financial statements of the Company for the year ended December 31, 2007, together with the auditor’s report on those statements (the “Financial Statements”), will be presented to the shareholders at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors and the appointment of auditors as set out herein. For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company’s last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of the accompanying Notice of Meeting, the Company has 23,766,983 Limited Voting Shares (the “common shares”) issued and outstanding. All common shares in the capital of the Company are of the same class and carry the right to one vote.

The Company also has a class of Variable Multiple Voting shares, of which 1,600,000 are issued and outstanding. Holders of Variable Multiple Voting shares are entitled to multiple votes at all meetings of common shareholders, and the number of votes attached to each Variable Multiple Voting share is equal to the greater of (i) ten and (ii) ten times a fraction the numerator of which is the number of issued common shares and the denominator of which is the number of issued common shares on March 16, 2006.

Shareholders registered as at September 23, 2008 are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding shares of each class of the Company:

Member	Number of Common Shares	Percentage of Issued Common Share Capital	Number of Variable Multiple Voting Shares(2)	Percentage of Issued Variable Multiple Voting Share Capital
CDS & Co. (1)	4,167,018	17.5%	N/A	N/A
Cede & Co. (1)	14,278,665	60.0%	N/A	N/A
BG Capital Group, Ltd.	2,670,651	11.2%	1,600,000	100%

(1)	The beneficial owners of common shares held by depositories are not known to the directors or executive officers of the Company.

(2)

Each Variable Multiple Voting share entitles the holder thereof to 10 votes for each share held or such greater number of votes for each variable multiple voting share as may be determined in accordance with the following formula:

V	=	LVS	X	10
CS

Where:

V	=	The number of votes attaching to each issued Variable Multiple Voting share
LVS	=	The number of issued common shares other than common shares issued from time to time on conversion of the Company’s issued and outstanding Class “B” Preferred shares
CS	=

The number of issued common shares as at March 16, 2006, which number shall be increased upon any subdivision and decrease upon any consolidation of the common shares after March 16, 2006 on the same basis as that subdivision or consolidation.

As at September 23, 2008, the total number of common shares owned or controlled by management and the directors of the Company and their associates or affiliates was 3,062,961 common shares, representing 12.9% of the total issued and outstanding common shares. This total includes common shares held by BG Capital Group, Ltd., (“BG Capital”) a corporation that has one director in common with the Company.

In the aggregate, there are 58,326,983 voting rights attached to the issued and outstanding common and Variable Multiple Voting Shares of the Company. BG Capital Group Ltd. holds common and Variable Multiple Voting shares carrying the right to 37,230,651 votes, representing 63.8% of the total votes available to be cast on any vote of the common shareholders.

The votes attached to the common and Variable Multiple Voting shares held by BG Capital will NOT be included in voting on the special resolution described in this Information. The proposed special resolution involve the return for surrender and cancellation of shares and the issuance of shares to BG Capital and is a “related party transaction” under the policies of the Canadian Securities Administrators and, accordingly, must receive minority approval from the shareholders of the Company. In determining minority approval, the Company must exclude the votes attached to securities that are beneficially owner or controlled by (i) the Company, (ii) an interested party, (iii) a related party of an interested party (with certain exceptions), and (iv) a joint actor with a person or company referred to in (ii) or (iii). See “Particular of Matters to be Acted Upon – Alteration of Authorized Capital and Issuance of Shares to Related Party”.

ELECTION OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution to set the number of directors of the Company at three (3) for the ensuing year. The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia) ("Corporations Act").

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Present Position(s) with the Company (1) and Place of Residence (3)	Principal Occupation (2) (3)	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held (3)(5)
Bobby Genovese Chief Executive Officer & Chairman of the Board of Directors Nassau, Bahamas	Chairman, BG Capital Group Ltd.	November 8, 2007	37,230,651
Samantha Alfonzo- Casanova Director British Columbia,	Barrister & Solicitor	June 10, 2008	Nil
Canada George Reznik Director British Columbia, Canada	Chartered Accountant; Chief Operating Officer and Chief Financial Officer of Intrinsyc Software since April 2008;	May 29, 2007	Nil

(1)	For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.

(2)	Unless otherwise stated above, any nominees named above have held the principal occupation or employment indicated for at least five years.

(3)

The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(4)	Member of the Audit Committee, Compensation Committee and Corporate Governance Committee.

(5)	Includes voting shares held through ownership of common shares and Variable Multiple Voting Shares.

No proposed director of the Company is or has been, within the past 10 years, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the past 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Advance notice of the Meeting was filed on SEDAR on August 28, 2008.

STATEMENT OF EXECUTIVE COMPENSATION

SEE MAX’S OTHER CIRCULAR AND THEN PUT IN THIS RESOLUTION – I DON’T THINK IT IS A SPECIAL RESOLUTION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a)	the Company’s chief executive officer (“CEO”);

(b)	the Company’s president (“President”);

(c)

each of the Company’s three most highly compensated executive officers, other than the CEO and President, who was serving as an executive officer at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 per year; and

(d)

any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed fiscal year.

During the most recently completed fiscal year of the Company ended December 31, 2007, the Company had four Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below.

Summary of Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company’s three most recently completed fiscal years, in accordance with National Instrument 51-102, Continuous Disclosure Obligations (“NI 51-102”):

Name and Principal Position of Named Executive Officers	Fiscal Year Ending	Annual Compensation			Long Term Compensation			All Other Compen- sation
		Salary (US$)	Bonus	Other Annual Compen- sation (US$)	Awards		Payouts
					Securi- ties Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP PayOuts
Brent Lokash(1)(2) President & Director	2007 2006 2005	200,000 146,725 52,000	100,000	Nil	250,000 300,000 210,000	Nil	N/A	Nil

Name and Principal Position of Named Executive Officers	Fiscal Year Ending	Annual Compensation			Long Term Compensation			All Other Compen- sation
		Salary (US$)	Bonus	Other Annual Compen- sation (US$)	Awards		Payouts
					Securi- ties Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP PayOuts
David Reingold(3) President & Director	2007 2006 2005	136,756 Nil Nil	Nil Nil Nil	Nil Nil Nil	50,000 Nil Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Edwin Fok(4) Chief Financial Officer	2007 2006 2005	73,125 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Bobby Genovese Chief Executive Officer & Director	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil

(1)	Compensation is paid to companies controlled by the Named Executive Officer on a fee basis for consulting services rendered to the Company.

(2)	Resigned as a director and officer on February 26, 2008.

(3)	Resigned as a director on April 16, 2008.

(4)	Ceased being an officer in May 2008.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, an aggregate of 300,000 incentive stock options were granted to the Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (US$)	Unexercised Options at Fiscal Year-End Exercisable/ Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End (US$) Exercisable / Unexercisable (1)
Brent Lokash	20,000	57,600	470,000/Nil	$/Nil

(1)	In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price.

Options and SAR Repricings

During the most recently completed financial year ended December 31, 2007, no stock options granted to the Named Executive Officers were repriced.

Termination of Employment, Change in Responsibilities and Employment Contracts

The following is a summary of the employment and consulting agreements with our Named Executive Officers:

  Fixed term employment agreement with David Reingold expiring on May 24, 2010, pursuant to which Mr. Reingold agrees to operate My Organic Baby Inc., among other duties, and receives CDN $40,000 per annum plus a bonus which is at the Company’s discretion;

  Fixed term consulting agreement with David Reingold expiring on January 31, 2010, pursuant to which Mr. Reingold agrees to operate DMR Food Corporation, among other duties, and receives, per annum, incentive stock options to purchase up to 150,000 common shares at exercise prices based on the closing price of the common shares at the end of each year of the agreement;

  Employment agreement with Bobby Genovese pursuant to which Mr. Genovese agrees to act as Chief Executive Officer of the Company and Chairman of the Board of Directors and receives, per annum, 350,000 common shares, issuable in quarterly instalments at the end of each quarter commencing at the end of the third quarter of fiscal 2008, plus an annual grant of incentive stock option to purchase 500,000 common shares at an exercise price of USD$1.75 per share. This agreement is terminable by the Company upon 12 months notice.

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above.

During the 2007 fiscal year, we paid or accrued an aggregate of $30,000 to our non-management directors, who are also not executive officers (Marco Markin, Cameron Strang, David Parkes and George Reznik).

We have no standard incentive arrangement pursuant to which we compensate directors for their services in their capacity as directors, except for the granting from time to time of incentive stock options and/or the payment of cash. During the most recently completed financial year, we granted an aggregate of 354,166 incentive stock options to directors, as set forth in the table below, solely for services rendered in their capacity as directors of our company or for their involvement in board committees:

Name	No. of option
shares

Brent Lokash	250,000
Marco Markin	25,000
Cameron Strang	2,083
David Reingold	50,000
David Parkes	2,083
George Reznik	25,000

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

We currently maintain three equity compensation plans -- the 1997 Stock Option Plan; the 2005 Stock Option Plan; and the 2006 Equity Incentive Plan.

The 1997 Stock Option Plan was approved by the shareholders at our annual meeting held on June 27, 1997 and amended by shareholder approval at our annual meeting held on June 29, 2001. As of September 23, 2008, there were options outstanding under the 1997 Stock Option Plan entitling the holders of the options to purchase up to 87,958 common shares at exercise prices between CDN$6.50 and CDN$13.50 per share. While the 1997 Stock Option Plan remains in effect, which is until the exercise or expiry of all of the stock options currently outstanding pursuant such plan, we do not expect to issue any additional stock options under it.

The 2005 Stock Option Plan was approved by the shareholders at our annual meeting held on April 29, 2005, and was intended to replace the 1997 Stock Option Plan. The maximum number of common shares issuable under the 2005 Stock Option Plan is 1,750,000. As of September 23, 2008, there were options outstanding under the 2005 Stock Option Plan entitling the holders of the options to purchase up to 788,030 common shares at exercise prices between $1.00 and $2.75 per share.

The 2006 Equity Incentive Plan was adopted by the directors on february 1, 2006. The maximum number of common shares issuable under the 2006 Equity Incentive Plan is 10,000,000. As of September 23, 2008, there were options outstanding under the 2006 Equity Incentive Plan entitling the holders of the options to purchase up to 2,825,499 common shares at exercise prices between $1.25 and $2.85 per share.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company, or any of their associates, has been indebted to the Company, or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as set out below or otherwise disclosed in this Information Circular, none of the persons who were directors or executive officers of the Company or a subsidiary of the Company at any time during the Company’s last financial year, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Management services for the Company are not, to any material degree, performed by persons other than the directors and senior officers of the Company other than management services provided by Brent Lokash through BRL Consulting Inc. This consulting agreement is terminable by the Company upon 12 months notice.

AUDIT COMMITTEE

Audit Committee Charter

The text of the Audit Committee’s Charter is attached as Schedule “A” to the Information Circular of the Company dated April 4, 2005, which is filed on SEDAR at www.sedar.com.

Pursuant to Multilateral Instrument 52-110 (“MI 52-110”), Audit Committees, the Company is required as a venture issuer to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth below. The Company is relying on the exemption provided by section 6.1 of MI 52-110 by virtue of the fact that it is a venture issuer. Section 6.1 exempts the Company from the requirements of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations) of MI 52-110.

As at the date hereof, the Audit Committee is composed of George Reznik. All of the members of the Audit Committee are “financially literate” and are “independent” within the meaning of section 1.4 of MI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, has a recommendation of the audit committee to nominate or compensate an external auditor not been adopted by the board of directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit

Services) or an exemption from MI 52-110, in whole or in part, granted under Part 8, (Exemptions) of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services.

Audit Fees

The aggregate fees unbilled/billed by KPMG LLP, for fiscal year 2007 for audit services were approximately CDN$217,134 (2006 - $219,488 (1)).

Audit-Related Fees

The aggregate fees billed by KPMG LLP for fiscal year 2007 for audit and assurance and related services were approximately CDN$142,102 (2006 - $20,357 (1)).

Tax Fees and All Other Fees
The aggregate fees billed for tax compliance, tax advice and tax planning services by KPMG LLP for fiscal year 2008 were approximately CDN$ Nil (2007 - $15,383 (1)).

(1) $150,085 of audit, audit-related and tax fees were billed in 2006 by our former auditor, UHY LDMB Advisors Inc.

APPOINTMENT AND REMUNERATION OF AUDITORS

Management proposes the re-appointment of KPMG LLP of 777 Dunsmuir Street, Vancouver, B.C. V7Y 1K3 as Auditor of the Company at remuneration to be fixed by the directors. KPMG LLP has been the Auditor of the Company since October 23, 2006.

PARTICULARS OF MATTERS TO BE ACTED UPON

Alteration of Authorized Capital and Issuance of Shares to Related Party

General

At the Meeting, the shareholders will be asked to consider and approve by special resolution (i) with or without amendment, the creation of a new class of 6,000,000 shares to be designated as Class C Preferred Shares; (ii) the elimination of the class of Variable Multiple Voting Shares upon the Company receiving for surrender and cancellation all of the issued and outstanding Variable Multiple Voting Shares; (iii) the creation of special rights and restrictions to be attached to the proposed new class of Class C Preferred Shares; and (iv) the issuance of all of the proposed new class of Class C Preferred Shares to BG Capital, which by reason of the number of common shares and Variable Multiple Voting Shares of the Company which it owns, and the voting rights attached to those shares, as set forth in this Information Circular, is a related party to the Company.

Schedule “A” of this Circular sets forth the text of the special resolution to be presented at the Meeting authorizing the creation of a class of Class C Preferred Shares and eliminating the

Variable Multiple Voting Shares. The Board unanimously recommends that shareholders vote in favour of the special resolution.

The alteration of the capital of the Company and the issuance of securities to a related party must be approved by a majority of not less than 75% of the votes cast at the Meeting on the special resolution. Furthermore the votes of any and all interested parties, their respective related parties and joint actors, will be excluded from voting on this special resolution, including but not limited to, the votes attached to the common shares and the Variable Multiple Voting shares held by BG Capital. See “Voting Securities and Principal Holders of Voting Securities”.

Background and Purpose

BG Capital is the only holder of all of the Company’s 1,600,000 authorized Variable Multiple Voting Shares, of which all are issued and outstanding. The Variable Multiple Voting Shares rank equally with the common shares with respect to dividends and rights on liquidation. The holder of Variable Multiple Voting Shares has the right at any time to convert such Variable Multiple Voting Shares into common shares on the basis of one common for each Variable Multiple Voting Share converted. At meetings of the Company, each common shares entitles the holder to one vote for each share held. Each Variable Multiple Voting Share entitles the holder to ten votes for each share held or such greater number of votes for each Variable Multiple Voting Share as may be determined in accordance with the following formula:

	V	=	LVS	X 10
CS

Where	V	=	The number of votes attaching to each issued Variable Multiple Voting Share

	LVS	=	The number of issued common shares, other than common shares issued from time to time on conversion of the Company’s issued and outstanding Class “B” Preferred shares

	CS	=

The number of issued common shares as at March 16, 2006, which number shall be increased upon any subdivision and decreased upon any consolidation of the common shares after March 16, 2006 on the same basis as that subdivision or consolidation

As set forth above, BG Capital Group Ltd. holds common and Variable Multiple Voting shares carrying the right to 37,230,651 votes, representing 63.8% of the total votes available to be cast on any vote of the common shareholders.

The Company’s common shares currently trade in the United States on the NASD Over-the-Counter Bulletin Board. The Company wishes to immediately pursue listing its shares on a more senior exchange including the TSX Venture Exchange. The Company is aware that it could be impeded in this pursuit because of the unequal amount of voting rights attached to its Variable Multiple Voting Shares as compared to its common shares. The Company has sought BG Capital’s agreement to convert all of its Variable Multiple Voting Shares into common shares to assist the Company in its pursuit of listing its common shares on additional exchanges.

Based on its negotiations with BG Capital in this regard, the Company believes it is in its best interest to give BG Capital an incentive to convert all of its Variable Multiple Voting Shares into common shares which incentive provides dilution protection to the shareholders until such time as the Company has extinguished all of its obligations under its existing senior convertible notes in the amount of $9,360,000 USD. Therefore, the Company has agreed to propose to its shareholders the creation of a new class of preferred shares to be issued to BG Capital upon BG Capital returning to the Company, for surrender and cancellation, all of its Variable Multiple Voting Shares. The new class of preferred shares would give BG Capital the right to convert all of these new preferred shares into 6,000,000 common shares upon the Company having extinguished all of its obligations under its existing senior convertible notes in the amount of $9,360,000 USD. Upon issuance of the new class of preferred shares to BG Capital, the Company proposes to eliminate the existing class of Variable Multiple Voting Shares.

Description of Class C Preferred Shares

The Special Rights and Restrictions attached to the proposed new class of Class C Preferred Shares are set forth in Schedule “A”.

The proposed Class C Preferred Shares will rank equally with the Common Shares, with respect to dividends and rights on liquidation. With regard to voting, each Class C Preferred Share shall entitle the holder to have one vote for each share held. The holder of Class C Preferred Shares shall have the right to convert such shares, in whole, into common shares on the basis of one common share for each Class C Preferred Share converted. As a result, the maximum number of common shares to be issued to the holder of the Class C Preferred Shares on conversion will be 6,000,000. The right to convert the Class C Preferred Shares shall not vest until the all of the Company’s obligations to make payments in shares or cash, or grant conversion rights, with regards to principal payments, interest payments or any other required payments or similar obligations, pursuant to the $9,360,000 USD in senior convertible notes issued by the Company on or about September 26, 2008, have been extinguished.

General Matters

It is not known whether an other matters will come before the meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the person named in the Proxy intends to vote on any poll, in accordance with his or her best judgment, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional financial information concerning the Company may be obtained by any securityholder of the Company free of charge by writing to the Secretary of the Company at the Company’s head office.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia, the 23rd day of September, 2008.

ON BEHALF OF THE BOARD

BOBBY GENOVESE
CHIEF EXECUTIVE OFFICER

SCHEDULE “A”

“RESOLVED as a SPECIAL RESOLUTION PASSED BY A 75% MAJORITY OF DISINTERESTED SHAREHOLDERS, that:

A.      The Notice of Articles and Articles of the Company be and are amended as follows:

Notice of Articles

1.      To create a class of 6,000,000 shares to be designated as Class C Preferred Shares;

2.      To eliminate the existing class of Variable Multiple Voting Shares upon receipt by the Company from BG Capital Group, Ltd. of all of the issued and outstanding Variable Multiple Voting Shares for surrender and cancellation.

Articles

3.      To add Part 31 to the Articles of the Company to provide that the rights, privileges, restrictions and conditions attaching to the Variable Multiple Voting Shares, as a class, are as follows:

“PART 31

SPECIAL RIGHTS AND RESTRICTIONS
OF
CLASS C PREFERRED SHARES
OF
CLEARLY CANADIAN BEVERAGE CORPORATION

The Class C Preferred Shares of the Company shall have attached thereto and shall be subject to the following special rights and restrictions:

31.1 DEFINITIONS

     Reference to any capitalized terms in this Part 31 shall have the following meanings:

     (a) “Class A Preferred Shares” means the Class A Preferred Shares of the Company without par value;

     (b) “Class B Preferred Shares” means the Class B Preferred Shares of the Company without par value;

     (c) “Common Shares” means the Limited Voting Shares of the Company;

     (d) “Company” means Clearly Canadian Beverage Corporation;

     (e) “Company Act” means the Business Corporations Act (British Columbia), as may be amended;

     (f) “Convertible Debt” means the $9,360,000 USD in senior convertible notes issued by the Company on or about September 26, 2008;

     (g) “Holder” or “Holders” means the holder or holders of the outstanding Class C Preferred Shares from time to time, as appearing on the records of the Company; and

     (h) “Liquidation Event” means (A) any time the Company, or any of its subsidiaries shall (i) make a voluntary application, or consent to the entry of an order for relief in an involuntary application, under any applicable bankruptcy, insolvency or similar law; (ii) consent to the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Company, or any subsidiary of the Company, or of any substantial part of its property; (iii) make an assignment for the benefit of its creditors; or (iv) admit in writing its inability to pay its debts generally as they become due; or (B) any time a decree or order for relief in respect of the Company or any of the Subsidiaries shall be entered by a court having jurisdiction in the premises in an involuntary case under any applicable bankruptcy, insolvency or similar law resulting in the (i) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Company, or any subsidiary of the Company, or of any substantial part of their property, or (ii) winding up or liquidation of the Company’s, or any of its subsidiaries’, affairs, HOWEVER, the purchase or redemption by the Company of shares of any class, in any manner permitted by law, shall not, for the purposes hereof, be regarded as a liquidation, dissolution or winding up of the Company, nor shall the consolidation or merger of the Company with or into any other entity or the sale or transfer by the Company of less than substantially all of its assets shall, for the purposes hereof, be deemed to be a liquidation, dissolution or winding up of the Company

31.2 DESIGNATION

     This class of shares of the Company shall be designated as the “Class C Preferred Shares”, of which 6,000,000 Class C Preferred Shares are authorized to be issued by the Company.

31.3 DIVIDENDS

     The Class C Preferred Shares and the Common Shares shall rank equally with each other as to dividends and all dividends declared in any fiscal year shall be declared and paid in equal or equivalent amounts per share on all the Class C Preferred Shares and all the Common Shares at the time outstanding without preference or distinction.

31.4 CONVERSION

     (A) Subject to Article 31.4(b), the Holder shall have the right, at the Holder’s option, to convert the Holder’s Class C Preferred Shares, in whole, into 1.0 Common Share for each Class C Preferred Share converted into Common Shares.

     (A) The Holder’s conversion right provided in this article 31.4 shall only vest upon the Company extinguishing all of its obligations to make payments in shares or cash, or grant conversion rights, with regards to principal payments, interest payments or any other required payments or similar obligations, pursuant to and under the Convertible Notes.

     (B) The Holder may exercise the conversion right provided in this Article 31.4 by giving written notice (the “Class C Conversion Notice”) to the Company of the exercise of such right, stating the address to which the share certificate or share certificates for the Common Shares to be issued hereunder (to be in the name of the Holder) shall be delivered. The Class C Conversion notice shall be accompanied by the original share certificate or share certificates representing the Class C Preferred Shares. Upon receipt of the Class Conversion Notice, the Company shall issue and deliver to the Holder a share certificate of the Company representing the number of Common Shares to which the Holder becomes entitled pursuant to this article 31.4.

     (C) in case of any capital reorganization, any reclassification of the shares of the Company (other than as a result of a share dividend or subdivision, split up or combination of shares), or the merger of the Company with or into another person or entity (other than a merger in which the Company is the continuing company and which does not result in any change in the Common Shares) or of the sale, exchange, lease, transfer or other disposition of all or substantially all of the properties and assets of the Company as an entirety or the participation by the Company in a share exchange as the Company the shares of which are to be acquired, the Class C Preferred Shares shall (effective on the opening of business on the date after the effective date of such reorganization, reclassification, merger, sale or exchange, lease, transfer or other disposition or share exchange) be convertible into the kind and number of shares or other securities or property of the Company, or of the Company resulting from surviving such merger or to which such properties and assets shall have been sold, exchanged, leased, transferred or otherwise disposed, or which was the Company whose securities were exchanged for those of the Company, to which a holder of the number of Common Shares deliverable (at the close of business on the date immediately preceding the effective date of such reorganization, reclassification, merger, sale, exchange, lease, transfer or other disposition or share exchange) upon conversion of the Class C Preferred Shares under this Article 31.4 would have been entitled upon such reorganization, reclassification, merger, sale, exchange, lease, transfer or other disposition or share exchange. The provisions of this section 31.4(f) shall similarly apply to successive reorganizations, reclassifications, mergers, sales, exchanges, leases, transfers or other dispositions or other share exchanges.

31.5 RANK

     The Class C Preferred Shares shall rank, as to dividends, redemptions, and the distribution of assets upon a Liquidation Event of the Company equal to the Common Shares and ahead of the Class A Preferred Shares, the Class B Preferred Shares and any class or series of shares of the Company hereafter created.

31.6 VOTING RIGHTS

     The Holders shall be entitled to receive notice of and attend all meetings of the shareholders of the Company and are entitled, at any annual or special meeting of the shareholders of the Company, to vote with the holders of Common Shares and not as a separate class, and may act by written consent in the same manner as the shareholders of Common Shares, in either case upon the basis of one (1) vote for each Class C Preferred Share held. To the extent that, under the Company Act, the vote of the Holders, voting separately or as a class, is required to authorize a given action of the Company, the affirmative vote or consent of at least a majority of the Holders represented at a duly held meeting at which a quorum is present or by written consent of at least a majority of the Holders (except as otherwise may be required under the Company Act) shall constitute the approval of such action by the class.

31.7 MISCELLANEOUS

     Upon receipt by the Company of (i) evidence of the loss, theft, destruction or mutilation of any Class C Preferred Share certificate(s) and (ii) (1) in the case of loss, theft or destruction, of indemnity (without any bond or other security) reasonably satisfactory to the Company, or (2) in the case of mutilation, upon surrender and cancellation of the Class C Preferred Share certificate(s), the Company shall execute and deliver new Class C Preferred share certificate(s) of like tenor and date.”

B.      The directors of the Company are authorized to issue all 6,000,000 authorized Class C Preferred Shares to BG Capital Group, Ltd. upon the receipt by the Company’s from BG Capital Group Ltd. of all the issued and outstanding Variable Multiple Voting Shares for surrender and cancellation.